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                                                                Exhibit (a)(104)

                    DOCUMENT 1: QUESTIONS AND ANSWERS ON TENDERING

                           "What I want to know is . . . "

                                    Clear Answers

                         to the Most Commonly Asked Questions

                             About Tendering Your Shares

What does it mean to "tender my shares?"

It means you, as the owner of the KCPL stock, accept Western Resources' offer to exchange your stock for Western Resources stock at the exchange rate we have offered. In this case, it is $31 of Western Resources stock, as long as Western Resources' average stock price is between $28.18 and $33.23 at closing. The final conversion of your KCPL shares to Western Resources stock will occur when all necessary steps for the Western Resources/KCPL offer have been completed, which we anticipate will happen in late 1997.

Why does KCPL need to merge with anyone at all?

The energy marketplace is changing rapidly. In the next few years, customers will choose their electric service in much the same way as they now choose long-distance telephone companies.

In this competitive environment, we believe a Western Resources/KCPL combination brings a number of strengths to KCPL:

   o Stronger Company. A Western Resources/KCPL combination will result in a $9 billion company, more than 200 percent larger than KCPL alone. It will combine two companies with strong bond ratings. Plus, by joining with Western Resources, KCPL will merge with a company that has paid dividends every year since its founding in 1924 and that has increased dividends every year for the past 20 years.

   o Regional Strength. A combined Western Resources/KCPL provides a great Midwestern base of strength by bringing together adjoining utilities.

   o Product Diversity. By combining with Western Resources, KCPL enters into natural gas, other diversified energy markets, home security and international power development.

   o Vision. Using the regional base as a springboard, the combined company will be a strong competitor in the new energy marketplace. For example, Western Resources is a leader in wholesale power sales and was one of the first utilities in the nation to see the potential in home security. Together, KCPL and Western Resources will provide a company to market energy services across the nation under one brand name.


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o International Reach. Through our subsidiary, The Wing Group, Western Resources provides KCPL with access to international energy markets. The Wing Group is considered the premier international developer of power projects.

o Greater Future. Together, KCPL and Western Resources immediately will be perceived as a significant player in the regional, national and international energy scene.

Why should I tender now?

Tendering your shares is the only way to take advantage of our offer. Further, it is our hope that a strong response to our tender offer, coupled with the recent defeat of the UtiliCorp proposal, will bring the KCPL board to the table where, for the first time, we can present our business plan for a merged company. You, as the owner of KCPL, will make that happen. By tendering your shares now, you can bring about this merger and its value to you in the quickest way possible.

There is yet another advantage of tendering now. If you are a registered holder of KCPL shares, once you tender, the volume of mail and calls you will receive on this matter from Western Resources will be largely eliminated!

If I tender my shares, what happens to them? Are they still mine?

Yes. You will still receive the KCPL dividends from your shares and you can still vote your shares until the actual exchange takes place. At that time you will begin receiving the Western Resources' dividend. After you tender you can have your shares returned at any time until Western Resources completes the offer and exchanges your shares for Western Resources stock.

We recommend that you send your shares to us by registered mail so you will receive an acknowledgment for your records of their receipt by us.

How do I get my KCPL dividends if you have my shares?

Western Resources and its agent, Harris Trust, are really just a "safety deposit box" for the shares until the offer is complete. At that time, we will exchange the KCPL shares for Western Resources shares and send the Western Resources shares to you. In the meantime, you will continue to be a KCPL shareowner, continue to receive dividends directly from KCPL and continue to have all the voting rights of your KCPL shares.

What if I want to sell my shares after I tender?

If you need to sell your shares for any reason, the process for returning them to your possession is quick and easy. For registered shareholders, all you have to do is:

   1. mail or fax your request to Harris Trust;

   2. give them 24 hours to process; and

   3. have your shares sent by overnight delivery.

Using this process, most registered shareowners can get their shares in three days.

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If your shares are in "street name," that is, held for you by a brokerage house or bank, the process is even quicker because of electronic transfers. These can usually be done within a day, depending on your broker.

What if my certificates are lost?

All you have to do is inform us that you wish to tender and that your certificates are lost. We will help you follow the necessary procedure to get replacement certificates. It is not complicated, and we will help you to make sure it is done correctly.

Can I just sell my stock today?

Yes, or you can tender it to us. The exchange of your stock for Western Resources stock will be tax-free.

I belong to a dividend reinvestment program. Can I still tender my shares?

The shares currently in your possession can be tendered. Participants in the KCPL dividend reinvestment plan will receive specific instructions on how to tender their shares. Any additional stock you receive through this program can also be tendered by following the tender process for the newly acquired shares.

If I have used my KCPL stock for collateral for a loan, can I still tender?

That is up to your lending institution. Since the stock is being exchanged for Western Resources stock, many lending institutions may agree to tender it for you with them holding the notification of tender.

If you are talking about completing the offer next year, why have you set October 25 as the expiration date for the tender offer?

The October 25, 1996, date is the preliminary expiration date for the tender offer. We hope that, with a strong showing in the tendering process, the board of directors of KCPL will discuss a merger with us.

What percentage of KCPL's outstanding shares does Western Resources need to make the merger work?

Western Resources believes if a majority of shares are tendered, it can successfully begin the process of merging the companies. With a majority of shares tendered, we believe the KCPL board should honor the wishes of its shareowners and begin working out a friendly merger. If the KCPL board still does not act positively on our offer, KCPL shareowners have the power to elect a new board, who will support a Western Resources/KCPL combination.

Why can't Western Resources be more definitive on the amount of stock and when the transaction will close?

First, the $31 per share of Western Resources stock is backed by the performance of our stock. The chart below clearly demonstrates the calculations of stock price and dividends to KCPL shareowners. There has been no period in the last two years in which Western Resources' average price was outside the collar.

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This range is the only financially sound way to guarantee that KCPL and Western
Resources will come together to form a strong company. It protects the investors of both companies.

As far as the transaction closing date, it is very much in line with the earlier UtiliCorp merger timeline. We anticipate this will all come to a successful conclusion in 1997.

                     Calculation of stock price and dividends to
                            KCPL shareowners - post-merger
                                 indicated dividends

              Western     Exchange      Stock        Premium        Dividend      Increase
               Stock        Ratio       Value        to KCPL         to KCPL       in KCPL
               Price       WR/KCPL     to KCPL     April 12<F1>    Holders<F2>    Dividend
              -------     --------     -------     ------------    -----------    --------
              $27.00        1.100      $29.70          24.4%           2.35         45.1%
               27.50        1.100       30.25          26.7%           2.35         45.1%
Collar         28.00        1.100       30.80          29.0%           2.35         45.1%
------------------------------------------------------------------------------------------
               28.18        1.100       31.00          29.8%           2.35         45.1%
               28.50        1.088       31.00          29.8%           2.33         43.8%
               29.00        1.069       31.00          29.8%           2.29         41.4%
               29.50        1.051       31.00          29.8%           2.25         38.9%
               30.00        1.033       31.00          29.8%           2.21         36.4%
               30.50        1.016       31.00          29.8%           2.18         34.6%
               31.00        1.000       31.00          29.8%           2.14         32.1%
               31.50        0.984       31.00          29.8%           2.11         30.2%
               32.00        0.969       31.00          29.8%           2.07         27.8%
               32.50        0.954       31.00          29.8%           2.04         25.9%
               33.00        0.939       31.00          29.8%           2.01         24.1%
Collar         33.23        0.933       31.00          29.8%           2.00         23.5%
------------------------------------------------------------------------------------------
               33.50        0.933       31.26          30.9%           2.00         23.5%
               34.00        0.933       31.72          32.9%           2.00         23.5%
               34.50        0.933       32.19          34.8%           2.00         23.5%
------

<F1> April 12, 1996, was the last trading day before Western Resources announced its original offer to merge with KCPL. KCPL's closing stock price on April 12, 1996 was
     23 7/8.

<F2> Based on projected 1998 post-merger indicated dividend of $2.14 as projected in
     Western Resources' proposed exchange offer and the applicable exchange ratio.

Describe Western Resources' financial condition after this transaction goes through.

It is the large amount of savings that makes this combination of Western Resources and KCPL financially viable both near- and long-term. The adjoining service area, the shared customer base and the $2 billion in shared assets all combine to make these savings real and achievable.

Based on our projections, our debt-to-equity ratio will remain within industry standards.

Consider this: We explained our post-merger financial strength to many experts, including Wall Street financial analysts. They reviewed our financial picture. As a result, these experts and institutional investors who looked at our financials in detail overwhelmingly supported Western Resources in the UtiliCorp/KCPL vote.

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Also, remember that Western Resources has a track record of making a major merger work to add financial strength to the company. By keeping its promises on financial projections (including savings), customer rebates and no layoffs in the merger with KGE in 1992, Western Resources emerged with greater financial strength.

What will happen to the value of my KCPL stock if KCPL senior management is successful in putting up roadblocks to a Western Resources merger?

There is no way to predict the value of KCPL stock if a merger with Western Resources is not completed.

However, it is important to note that the price of KCPL stock just before Western Resources first made its offer public was just 23 7/8, far below where the KCPL stock has been trading since we made our offer.

What will happen if the offer cannot be completed?

If for some reason the offer is not completed and is terminated, then all shares tendered will be returned to you.

Is Western Resources paying a soliciting dealer fee? If so, why?

It is extremely important to us that you receive our exchange offer materials expeditiously and have the opportunity to complete your tender as early as possible. Therefore, we have arranged for Soliciting Dealers to be available to assist you in answering your questions, completing the forms, and tendering your KCPL shares.

On page 6 of the blue Letter of Transmittal, you will notice a box entitled "Solicited Tenders." You may use this space to identify the Soliciting Dealer, if any, who solicited your tender of KCPL shares and assisted you with the tendering process. Should you designate a Soliciting Dealer, we will pay that Soliciting Dealer, upon the occurrence of certain conditions, an administrative fee of up to 25 cents per share for each KCPL share you tender, up to a maximum of $500 per holder. This fee is being paid to the Soliciting Dealers to compensate them for the time it takes them to do this work for you and us. Federal securities laws require that soliciting dealer fees be paid only to eligible broker-dealers and prohibit the payment of any such fees to tendering shareowners. In order to obtain this fee, the Soliciting Dealers may not charge you any fee for this service.

We hope the soliciting dealers will assist you with the tender process. Additionally, if you have any questions you may call our information agent, Georgeson & Company, Inc., toll-free at 1-800-223-2064.

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